[redacted] 麥堅時律師事務所

Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

08001506

RECEIVED
2008 MAR 27 A 8: 47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Washington, DC

March 20, 2008

Our ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

HUADIAN 12g3-2(b)
File No. 82-4932

Division of Corporation Finance
- International Mail Stop 3-2

SUPPL

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated March 13, 2008, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2336 or 011-852-2846-1684 or by facsimile at 011-852-2845-0476. On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

PROCESSED
MAR 3 1 2008
THOMSON FINANCIAL

Chun-Hui Lin / Mark Herz

Encl.

DLZ 3/28

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission on March 13, 2008:

1. Overseas Regulatory Announcement – Completion of Issue of the First and Second Tranche of Short-term Debentures for 2008, released on March 18, 2008.
2. Extension of Date for Despatch of Circular Regarding Proposed Subscription of Bonds with Warrants by China Huadian and Shandong International Trust Corporation, released on March 18, 2008.

HUADIAN 12g3-2(b)
File No. 82-4932

華電國際電力股份有限公司

Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT COMPLETION OF ISSUE OF THE FIRST AND SECOND TRANCHE OF SHORT-TERM DEBENTURES FOR 2008

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Huadian Power International Corporation Limited* (the "Company") has been approved by the People's Bank of China through the document (Yin Fa[2007] No.130) to issue short-term debentures. The Company has completed the issue of the first and second tranche of short-term debentures for year 2008 on 17 March 2008, summary of which is as follows:

The total issuing amount of the first tranche of short-term debentures is RMB1 billion, with a maturity period of 273 days. The unit par value is RMB100 with total 10 million units issued. The debentures were issued at par value. Based on the results of book building and centralized placing, the interest rate was determined as 5.38%. The principal will be repaid together with interests on one-off basis on the maturity date (extended for holidays).

The total issuing amount of the second tranche of short-term debentures is RMB2.5 billion, with a maturity period of 365 days. The unit par value is RMB100 with total 25 million units issued. The debentures were issued at par value. Based on the results of book building and centralized placing, the interest rate was determined as 5.45%. The principal will be repaid together with interests on one-off basis on the maturity date (extended for holidays).

Industrial and Commercial Bank of China acted as the leading underwriter to arrange the underwriting syndicate for the first and the second tranche of short-term debentures of the Company for year 2008. The debentures were issued in the PRC interbank debenture market through book building and centralized placing. The proceeds from the issue of the short-term debentures will be mainly used for repayment of loan and as the Company's working capital so as to meet the Company's operation need, which will help the Company reduce its financing costs and improve its debt structure.

Relevant documents containing the details of the issue of short-term debentures are available at the website of China Money (http://www.chinamoney.com.cn) and China Bond (http://www.chinabond.com.cn).

By order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date of this announcement, the Board comprises:

Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Peng Xingyu (Non-executive Director), Wang Yingli (Non-executive Director), Chen Bin (Non-executive Director), Zhong Tonglin(Executive Director), Zhao Jinghua (Independent non-executive Director), Ding Huiping (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, the PRC
18 March 2008

* *For identification only*

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the PRC)

(Stock Code: 1071)

EXTENSION OF DATE FOR DESPATCH OF CIRCULAR REGARDING PROPOSED SUBSCRIPTION OF BONDS WITH WARRANTS BY CHINA HUADIAN AND SHANDONG INTERNATIONAL TRUST CORPORATION

The Company has made an application to the Stock Exchange for an extension of time for the dispatch of the Combined Circular. The Directors expect that the Combined Circular will be available for despatch as soon as possible but no later than 26 March 2008.

Reference is made to the announcement (the "**First Announcement**") of Huadian Power International Corporation Limited (the "**Company**") dated 13 February 2008 in relation to (1) the proposal to obtain the general mandate; (2) the proposed Acquisition; and (3) the proposed Bonds with Warrants Issue. Pursuant to the Hong Kong Listing Rules, the Company is required to despatch a circular in relation to the First Announcement on or before 5 March 2008.

Reference is made to the announcement (the "**Second Announcement**") of the Company dated 26 February 2008 in relation to the proposed subscription of Bonds with Warrants by China Huadian and Shandong International Trust Corporation. Capitalized terms used in this announcement shall have the same meanings as defined in the Second Announcement unless expressly defined in this announcement otherwise.

Reference is made to the announcement (the "**Delay in Despatch Announcement**") of the Company dated 5 March 2008 regarding the extension of date for despatch of circular in relation to the First Announcement. As disclosed in the Delay in Despatch Announcement, the Acquisition is subject to approvals from relevant PRC regulatory authorities including but not limited to SASAC. The Company had already

applied for the necessary approvals and was waiting for the relevant PRC regulatory authorities to revert. As the Consideration is based on the appraised value of the Equity Interests in the Target Companies in the valuation report prepared by China Enterprise Appraisals, which will be endorsed by SASAC according to the relevant Chinese laws and regulations. Accordingly, the approval of such valuation report from SASAC may affect the appraised value of the Equity Interests in the Target Companies and consequently the Consideration. Under such circumstances, the Company has applied to the Hong Kong Stock Exchange for an extension of time for despatch of the relevant circular from 5 March 2008 to 26 March 2008.

DELAY IN DESPATCH OF CIRCULAR

Pursuant to Rule 14.38 and Rule 14A.49 of the Hong Kong Listing Rules, the Company is required to despatch a circular in relation to the Second Announcement to the Shareholders within 21 days after publication of the Second Announcement, that is, no later than 18 March 2008.

The Company intends to issue a combined circular (the "**Combined Circular**") which will provide information contained in the First Announcement and the Second Announcement in one single circular. In addition, given the fact that certain amount of the proceeds received by the Company from the proposed Bonds with Warrants Issue will be used to pay for the consideration for the Acquisition and that the proposed subscription of the Bonds with Warrants by China Huadian and Shandong International Trust Corporation is conditional upon the proposed Bonds with Warrant Issue, the Company takes the view all such information can be presented to the Shareholders in a more coherent and logical manner in a combined circular.

As disclosed in the above, the Company had already applied for the necessary approvals in relation to the Acquisition. As at the date of this announcement, the Company is still waiting for the relevant PRC regulatory authorities to revert.

The Company has applied to the Hong Kong Stock Exchange for an extension of time for the despatch of the Combined Circular. The Directors expect that the Combined Circular will be available for despatch as soon as possible but no later than 26 March 2008.

By Order of the Board
Huadian Power International Corporation Limited
Zhou Lianqing
Secretary to the Board

As at the date of this announcement, the Board comprises: Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Peng Xingyu (Non-executive

Director), Wang Yingli (Non-executive Director), Chen Bin (Non-executive Director), Zhong Tonglin (Executive Director), Zhao Jinghua (Independent non-executive Director), Ding Huiping (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, PRC
18 March 2008

**For identification purposes only.*

END